May 20, 2005

Mail Stop 0306

John T. Kilcoyne
President and Chief Executive Officer
Micrus Corporation
610 Palomar Avenue
Sunnyvale, CA 94085

Re:	Micrus Corporation
	Amendment Nos. 2 and 3 to Registration Statement on Form S-1 Filed May 6, 2005 and May 17, 2005, respectively
      File No. 333-123154

Dear Mr. Kilcoyne:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 33

Critical Accounting Policies and Estimates - Page 42

Recent Accounting Pronouncements and Changes to Internal Controls
-
Page 44
1. We note your disclosure on page 445 that your internal control over financial reporting was not effective as of March 31, 2004. Please tell us whether the measures taken in response corrected the identified error.
Legal Proceedings - Page 62
2. We note disclosure on page 63 of your belief that it is unlikely that sales of your products will be barred or suspended as a result of your violation of the applicable laws of the mentioned foreign jurisdictions. Please provide the basis for this belief or remove the statement.

Executive Compensation - Page 72

Summary Compensation Table - Page 72
3. Please correct footnote (1) to state that Mr. Kilcoyne`s salary information reflects his employment through March 31, 2005.
4. We note your disclosure in footnote (8) that Mr. Mounier`s employment was terminated on November 9, 2004. However, it appears from his Settlement Agreement that he received compensation through
February 28, 2005. Please confirm that the salary information contained in the table reflects all compensation received by Mr. Mounier through February 28, 2005.

Certain Relationships and Related Party Transactions - Page 82

Preferred Stock Issuances - Page 82
5. We note your disclosure in footnote (1) that the table does not reflect the warrants that are only exercisable if the IPO price is less than $13.50. As the assumed IPO price is $13.00, please include these warrants in the table.


Principal Stockholders - Page 84
6. We note your response to prior comment 7 and the additional disclosure on page 87. In footnotes (17) - (20), please disclose the names of the members of the respective boards of directors who have or share voting and/or investment control over the shares owned by each of the entities listed in the table.

Notes to Consolidated Financial Statements - Page F-8

Unaudited Pro Forma Stockholders` equity - Page F-11
7. We note your disclosure herein and throughout the filing that you adjusted your pro forma stockholders` equity for the warrants issued in conjunction with the Series E financing by reclassifying the fair value associated therewith from a liability to additional paid-in capital with any changes in the warrant`s fair value prior to the consummation of the offering recorded as a gain or loss to accumulated deficit. Please tell us supplementally why you believe it is appropriate to present pro forma information for the reduction of this liability on the face of your balance sheet. Also, tell us why changes in the fair value of the warrants are appropriately presented as non-operating gains or losses under Statement 150 or other authoritative U.S. generally accepted accounting principles. Please provide references to the generally accepted accounting principles that support this accounting. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.
Item 16.  Exhibits and Financial Statements - Page II-2
8. We note your response to prior comment 13. However, it does appear that an English translation of Exhibit 10.6 has been filed. Please confirm that the new exhibit has in fact been filed or please do so with the next amendment.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.










      You may contact Tara Harkins at (202) 824-5496 or Jay Webb at
(202) 942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.

      Sincerely,



							Peggy A. Fisher
							Assistant Director

cc (via fax): Glen R. Van Ligten, Esq., Orrick, Herrington &
Sutcliffe LLP 650.614.7401

??

??

??

??

John T. Kilcoyne
Micrus Corporation
May 20, 2005
Page 1